CONSENT OF WILLIAM LYTLE

The undersigned hereby consents to the references to, and the information derived from, (i) scientific and technical information regarding operation matters contained in the Management's Discussion and Analysis, and (ii) scientific and technical information regarding operation matters contained in the Annual Information Form, and to the references, as applicable, to the undersigned's name, included in or incorporated by reference in the Annual Report on Form 40-F being filed by B2Gold Corp., for the year ended December 31, 2022, and the registration statements on Form S-8 (No. 333-192555, No. 333-200228, No. 333-206811, No. 333-218710, No. 333-226063, No. 333-232158 and 333-239197) of B2Gold Corp.

/s/ William Lytle
William Lytle
March 16, 2023